WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2015
(Dollars in thousands)

Assets

Cash and cash equivalents	$	9
Securities purchased under agreements to resell		114,564
Receivable from brokers, dealers and clearing organizations		17,329
Loans and notes receivable from independent financial advisors, net		218,131
Other assets		18,666
Total assets	$	368,699

Liabilities and Member's Equity

Commissions payable	$	53,606
Accrued compensation and benefits		14,865
Accrued expenses and other liabilities		3,666
Total liabilities		72,137
Member's equity		296,562
Total liabilities and member's equity	$	368,699

The accompanying notes are an integral part of this Statement of Financial Condition.